Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,	Year ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings
Income (loss) before income taxes	$(9,851)	$(79,321)	$(139,123)	$(192,719)	$(49,322)	$(55,778)
Plus: Fixed charges	9,919	30,414	27,993	28,324	72,524	51,118
Less: Capitalized interest	—	(392)	(241)	(3,016)	(705)	(943)
Total	$68	$(49,299)	$(111,371)	$(167,411)	$22,497	$(5,603)

Fixed Charges
Interest expense	$8,811	$25,558	$24,177	$19,571	$36,730	$46,239
Loss on extinguishment of debt	—	1,476	299	2,186	31,221	—
Capitalized interest	—	392	241	3,016	705	943
Amortization of debt financing costs	707	1,548	1,776	1,691	2,098	2,126
Estimate of interest component of rental expense	401	1,440	1,500	1,860	1,770	1,810
Total	$9,919	$30,414	$27,993	$28,324	$72,524	$51,118

Ratio of Earnings to Fixed Charges	NA(1)	NA(1)	NA(1)	NA(1)	NA(1)	NA(1)

(1) Insufficient income to cover fixed charges	$(9,851)	$(79,713)	$(139,364)	$(195,735)	$(50,027)	$(56,721)